ITEM 77M
MERGERS

On May 16, 2002, shareholders of Federated Aggressive Growth Fund (File No. 2-91090) approved the merger of Federated Aggressive Growth Fund assets into Federated Kaufmann Fund. The assets of Federated Aggressive Growth Fund were then merged into Federated Kaufmann Fund on that same date, May 16, 2002.

A preliminary and definitive N-14 proxy/prospectus were filed with the Securities and Exchange Commission ("Commission") on January 25, 2002
and   February 28, 2002, respectively.  It is anticipated a Form N-8F for Federated Aggressive Growth Fund will be filed with the Commission imminently. Each state in which Federated Aggressive Growth Fund was registered for sale has been notified by letter of the merger. Final sales reports for Federated Aggressive Growth Fund are being filed with the various states requiring these reports.